October 9, 2013

Via Electronic Mail Ms. Lyn Shenk Branch Chief Division of Corporation Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-5546 U.S.A.

Re:	Toyota Motor Corporation
Form 20-F for Fiscal Year Ended March 31, 2013 Filed on June 24, 2013 File No. 001-14948

Dear Ms. Shenk:

We refer to your letter dated September 18, 2013 relating to Toyota Motor Corporation’s (“Toyota” or the “Company”) Annual Report on Form 20-F for the fiscal year ended March 31, 2013, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 24, 2013.

Set forth below is our response to your comment. To assist you in the reviewing process, we have reproduced the comment in bold type.

Operating and Financial Review and Prospects, page 52

Liquidity and Capital Resources, page 84

1.
We note your disclosure that the increase in cash provided by operating activities was primarily attributable to the increase in operating income. Please expand your discussion to disclose the material factors that impact the comparability of operating cash flows in terms of cash and quantify each factor indicated so that investors may understand the magnitude of each. Your discussion should focus on factors that directly affect cash, and not merely refer to operating income, which is recorded on an accrual basis. Refer to Section IV.B.1 of “Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

The Company’s Response

We acknowledge the Staff’s comment.

With respect to operating cash flows in fiscal 2013 versus fiscal 2012, Toyota will provide disclosure substantially similar to the following in its next annual report on Form 20-F, and will provide similar disclosure on factors affecting changes in operating cash flows of future periods in future filings to the extent material:

Net cash provided by operating activities increased by ¥998.8 billion to ¥2,451.3 billion for fiscal 2013, compared with ¥1,452.4 billion for fiscal 2012. The increase was primarily attributable to the ¥965.2 billion increase in operating income. This increase in operating income was due mainly to the ¥650.0 billion impact from marketing efforts, including an increase in numbers of vehicle unit sales mainly in North America and Asia, the ¥450.0 billion impact of cost reduction efforts and the ¥150.0 billion favorable impact of changes in exchange rates mainly due to the weaker yen against the U.S. dollar, partially offset by the ¥300.0 billion increase in miscellaneous costs and others.

Results of operations are recorded on an accrual basis and are therefore different from cash provided or used in operating activities. The main reasons for the difference are changes in working capital at each fiscal year-end. The material factors that impacted our working capital, other than those described above, were as follows:

In net cash provided by operating activities for fiscal 2013, accounts and notes receivable increased by ¥168.2 billion due mainly to the increase in wholesale and other dealer loan receivables driven by the increase in inventory level at the dealers, even though it was partially offset by the decrease in accounts and notes receivable driven by the decrease in numbers of vehicle unit sales in the fourth quarter of fiscal 2013 compared with the fourth quarter of fiscal 2012 which was not in line with the increase in numbers of the annual vehicle unit sales level in fiscal 2013 compared to fiscal 2012.

In addition, accounts payable decreased by ¥209.2 billion due mainly to the decrease in production level in the fourth quarter of fiscal 2013 compared with the fourth quarter of fiscal 2012 which was not in line with the increase in numbers of the annual production level in fiscal 2013 compared to fiscal 2012. These changes in working capital items had a negative impact on the net cash provided by operating activities for fiscal 2013.

In net cash provided by operating activities for fiscal 2012, accounts and notes receivable increased by ¥585.4 billion, inventories increased by ¥344.9 billion and accounts payable increased by ¥756.3 billion due mainly to the significant decrease in production, sales and inventory in March 2011 due to the Great East Japan Earthquake and increase in production, sales and inventory in the fourth quarter of fiscal 2012 due to the recovery of production levels from the earthquake. Collectively, these changes in working capital items had a negative impact on the net cash provided by operating activities for fiscal 2012.

As working capital changes not directly related to our increased operating income had a similar impact on net cash provided by operating activities in fiscal 2012 and 2013, the impact of such changes in working capital items on net cash provided by operating activities for fiscal 2013 compared with fiscal 2012 was limited.

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The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-565-23-2009, by fax at +81-565-23-5721, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Takuo Sasaki
Name:	Takuo Sasaki
Title:	Managing Officer

cc:	Patrick Kuhn (Securities and Exchange Commission) Masahisa Ikeda (Shearman & Sterling LLP) Hitoshi Kiuchi (PricewaterhouseCoopers Aarata)